AR/S

PE 6-30-03

Security Biometrics Inc.

ANNUAL REPORT TO STOCKHOLDERS

2003

Directors & Officers

Directors

Michel Berty
Chairman of the Board and Chief Executive Officer, Security Biometrics, Inc.

W. David Angus
Senior Partner, Stikeman Elliott

Allan Gibbins
Chairman, Electrical, Electronic Manufacturers Association of Canada

Gerard Munera
Managing Director, Synergex Group Partnership

Kenneth D. Taylor
Businessman

Elaine Bloom
Retired

Wayne Taylor
President, FGH Insurance Agencies Ltd.

Dr. David Dalton
Chairman, eMedRx (USA)

Officers

Michel Berty*
Chairman, Chief Executive Officer, President and Director

David Weiss*
Acting Chief Financial Officer

Herve Bertacchi
Chief Technology Officer and President, Lightec Communications Inc.

Christopher Farnworth*
Vice President, Corporate Development

John Bell
Vice President, Financial Services Division

Karl Sanderson,
Managing Director, Security Biometrics Europe

Jeffery Maynard
Chief Executive Officer and President, eMedRx, Inc.

* Denotes Executive Officers

Corporate and Shareholder Information

Corporate Headquarters

Security Biometrics, Inc.
500 Fifth Avenue
Suite 1650
New York, New York 10110
Telephone: 212-931-5760
Website: http://www.sigbio.com

Investor Relations

For additional copies of this annual report, the Form 10-KSB or other financial information, free of charge, please contact our investor relations department at:

Telephone: 212-931-5760
Fax: 212-931-5762
Email: investorrelations@sbti.com

Transfer Agent

Interwest Transfer Co., Inc.
Salt Lake City, Utah 84117

Stock Information

Our shares are not listed on a national securities exchange. They are dually quoted on the Over-the-Counter Bulletin Board and the Pink Sheets, in each case under the symbol "SBTI". For more information, see *Item 5, Market for Common Equity and Related Stockholder Matters*, in our Annual Report on Form 10-KSB.

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB (AMENDMENT NO. 3)

{X} ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR FISCAL YEAR ENDED: JUNE 30, 2003

OR

{ } TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 000-30711

Security Biometrics, Inc.

(Exact name of small business issuer as specified in its charter)

Nevada	98-0209119
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1030 West Georgia Street, Suite 1410, Vancouver, BC V6E 2Y3, Canada
(Address of principal executive offices) (Zip Code)

Issuer's telephone number 604 685 7749

Securities registered under Section 12(b) of the Act: None

Securities registered under Section 12(g) of the Act: Common Stock, par value $.001 per share

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Check if disclosure of delinquent filers in response to Item 405 of Regulation S B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10 KSB or any amendment to this form 10 KSB. {X }

State issuer's revenues for its most recent fiscal year: $ 1,147,140

As of June 30, 2003, there were 124,296,257 shares of the registrant's common stock, par value $0.001 issued and outstanding. Of these,

39,600,953 shares are held by non affiliates of the registrant. The market value of securities held by non-affiliates is approximately $ 5,742,138 based on an assumed market value per share of $ 0.145 based on the recent sale price per share of the registrant's common stock on November 14, 2003.

Transitional Small Business Disclosure Format (check one):
Yes { } ; No { X }

DOCUMENTS INCORPORATED BY REFERENCE

If the following documents are incorporated by reference, briefly describe them and identify the part of the Form 10-KSB (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) any annual report to security holders; (2) any proxy or information statement; and (3) any prospectus filed pursuant to Rule 424(b) or (c) of the Securities Act of 1933, as amended ("Securities Act") -- N/A.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties, including, among other things, statements regarding our business strategy, future revenues and anticipated costs and expenses. Such forward-looking statements include, among others, those statements including the words "expects", "anticipates", "intends", "believes" and similar language. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations". You should carefully review the risks described in other documents we file from time to time with the Securities and Exchange Commission. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this report. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

PART I

DESCRIPTION OF BUSINESS

BUSINESS

Our objective is to become a leading provider of biometric solutions for improved security.

LICENSE FOR BIOMETRIC SIGNATURE AUTHENTICATION

On April 20, 2002, we were granted an exclusive license which included rights to use, market, sell, distribute and commercially exploit in North America, including Mexico, Central America, Bermuda, and the Caribbean Islands, the products and other applications of the PenFlow(TM) Biometric Signature Authentication technology developed by WonderNet, Ltd., an Israeli company. WonderNet has granted us a right of first refusal to acquire the issued and outstanding shares of WonderNet. We market the PenFlow technology under the brand name "Signature Secure" powered by PenFlow(TM).

The personal signature, by its nature, is a series of one of a kind hand gestures. The repeated gestures, along with subtle variations that occur each time an individual signs, are unique to that individual. It is because of these subtle variations, that two signatures by one person can never be the same. By accumulating a series of signatures for an individual, an accurate personal profile for authentication can be created.

Signature Secure powered by PenFlow(TM) consists of a database of user profiles and enables remote and local access to the database using the internet, smart cards, or LAN connections to verify signatures by comparison to the database. Under the PenFlow(TM) system you must first register your signature by writing your name several times on a special pad using the PenFlow(TM) software so that the system can learn your signature. Once your signature has been recorded by the PenFlow(TM) system it becomes your unique pass or personal identification and when you subsequently sign your name to enter into a software controlled system, the biometrics of your signature is compared to the PenFlow(TM) database where your signature can either be accepted or rejected. We believe that based on WonderNet's experience utilizing the PenFlow(TM) technology for certain applications in Israel, that PenFlow(TM) is reliable, user friendly, and secure. PenFlow(TM) meets the requirements of the new electronic signature laws in the United States.

To obtain the license for the PenFlow(TM) technology, we issued 2,500,000 shares of our common stock to WonderNet and agreed to pay WonderNet a royalty equal to 5% of the gross sale proceeds from the sale of PenFlow(TM) products and applications. WonderNet has the right to terminate the license

- immediately upon the occurrence of certain events of our bankruptcy, insolvency, receivership, liquidation or cessation of business
- if we fail to make payments due under the license agreement after 90 days' written notice of default
- after 90 days, if we fail to comply with any other material responsibility or obligation under the license agreement after 30 days written notice of default, or if we do not take and diligently pursue reasonable steps to cure such default.

Due to the nature of market conditions during the financial year 2003 the commercial development of Penflow was slower than anticipated and resulted in write downs associated with the Wondernet License, see financial statements and notes to financial statements. However, we believe the commercial outlook is strong enough to have subsequently justified a renewal of licensing agreements in August 2003.

LIGHTEC COMMUNICATIONS

On March 14, 2002, we acquired Lightec Communications, Inc. through a merger with a wholly-owned subsidiary formed by us named LT Acquisition Corp. This firm was subsequently renamed Lightec LLC and is a provider of telecommunications design, installation and information technology services. Lightec's customer base includes governmental units, particularly school districts. We believe that Lightec's experience in bidding for government contracts and its relationships with governmental units may provide marketing opportunities for Penflow. The merger consideration consisted of 19,000,000 shares of our common stock and $4,000,000 in cash. 18,000,000 shares were issued to Maryanne Richard and 1,000,000 shares were issued to Dr. Nabil El-Hag. We financed the cash portion of the merger consideration through the issuance and sale of our 9% promissory notes, each in the principal amount of $1,000,000. These were issued to an investment partnership of which Gerard Munera, a director of our company, is the managing partner and to Maryanne Richard, the owner of Lightec. Further financing of the deal was obtained through cash flow from the operations of Lightec's business and the sale of 7,083,333 shares of our common stock (at $0.12 per share). We also entered into an employment agreement with the manager of Lightec under which we will pay him an annual salary of $150,000 and performance related bonuses 2002, 2003 and 2004.

Lightec's projects involve design and installation of cable and fiber optic networks. Lightec's clients include educational institutions, including universities and local school systems, governmental entities, hospitals and corporations.

Lightec's target market includes government, manufacturers, processors, utilities, banks, schools, universities, research complexes, media conglomerates, securities and commodities exchanges, law firms, consulting and research organizations and transportation service companies.

Lightec competes on the basis of quality versus price. Lightec's services are largely delivered through long term subcontractors and temporary staff. In the information technology sector, Lightec competes with large-scale project firms such as Verizon and SNET rather than maintenance shops or equipment resellers. In the general installation business Lightec competes with 20 to 30 small regional/local premise-wiring providers. In the fiber optic splicing market, Lightec competes with national and regional firms. Lightec views its real competition as the turnkey solution providers who can retain the value-added service contracts ensuring the longevity of the solution provided.

Lightec relied on three customers for the majority of its revenues. The largest of these customers accounts for over half of Lightec's revenues. Lightec is under contract to provide supplies and services to this customer for the next three years. If Lightec were to be unable to supply requisite products or provide the needed services to any of these three customers, or if any of these customers became unable to finance the continued acquisition of these supplies and services, the impact on Lightec's earnings would be significant.

TERMINATION OF OPTIONS TO ACQUIRE LICENSES FOR GESTURE RECOGNITION TECHNOLOGY DEVELOPED BY DSI DATOTECH SYSTEMS, INC.

In 2002 we elected not to exercise the option held by our Biometrics Security subsidiary to acquire an exclusive worldwide royalty-free license to exploit the gesture recognition technology developed by DSI Datotech Systems,

Inc. for banking and financial transactions and we do not intend to exercise the option held by our NetFace subsidiary to acquire an exclusive word-wide license for video games and Internet television.

The exercise price of the option for the banking and financial transactions application was $8,000,000, of which we paid DSI $320,000. The exercise price of the option for the video games and Internet television application is $5,000,000, of which we have paid $200,000. Although DSI did provide us with certain working prototypes, we did not believe that any of the prototypes were readily marketable. However this technology will be reviewed in 2004 with a view to bringing this technology to the commercial market.

HISTORY

We were incorporated in the State of Nevada on March 12, 1999 as Great Bear Resources, Inc. On May 25, 1999, we changed our name to Great Bear Investments Inc. On August 11, 2000, we changed our name to Security Biometrics, Inc. On August 25, 2000, we acquired all of the outstanding capital stock of Biometrics Security in a share exchange with its shareholders. Gesture Recognition Technologies International Limited received 37,500,000 shares of our common stock in exchange for the 500,000 shares of Biometrics Security's preferred stock, and the holders of the common stock of Biometrics Security received 757,675 shares of our common stock in the share exchange. Upon completion of the share exchange, Biometrics Security became our wholly-owned subsidiary. On June 29, 2001, we acquired all of the outstanding membership interests of NetFace in exchange for an aggregate of 20,000,000 shares of our common stock All share information in this report gives effect to a four-for-one forward stock split to shareholders of record on August 28, 2000.

EMPLOYEES

As of November 1st, 2003, we had eight (8) full-time employees and nine (9) part-time employees, none of whom is represented by any labor union.

ITEM 2. DESCRIPTION OF PROPERTY

We occupy approximately 2,500 square feet of space at 1410-1030 West Georgia Street, Vancouver, British Columbia, Canada, under a lease expiring March 31, 2004, at a base rent of approximately $2,400 per month. We also sublease approximately 1,000 square feet of serviced space at 650 5th Avenue on a month to month basis for approximately $2,500 per month. We hold a one year lease on office space in Wainscott, NY under at a cost of $500 per month. Lightec rents the space required to support its functions on a month to month basis. We believe that the locations and arrangements are highly suitable and provide adequate capacity and resources for the business at the current time. A reduction in capacity may be considered upon the expiration of the lease in Vancouver.

ITEM 3. LEGAL PROCEEDINGS

A settlement was reached with Edinburgh Investments LLC on August 29th 2003 covered by a stipulation for judgment by a Nevada district court. The terms of the settlement included a lien against certain future revenues resulting from certain education contracts held by SBTI, Lightec and or other SBTI subsidiaries.

Neither we, nor any of our subsidiaries, is a party to any other material legal proceeding, nor, to our knowledge, is any material litigation threatened against us
or our subsidiaries.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION.

Our common stock is traded in the over-the-counter market and has been quoted on the OTC Bulletin Board under the symbol "SBTI" since June 12, 2001. From September 1, 2000 to June 11, 2001, our common stock was quoted in the Pink Sheets. The following table presents the range of the high and low bid quotations for our common stock as reported for each quarter beginning July 27, 2000 when the stock was first quoted. Such quotations reflect inter-dealer prices without adjustments for retail mark-up, markdown or commissions, and do not necessarily represent actual transactions.

PERIOD	HIGH	LOW
APRIL 1, 2003 - JUNE 30, 2003	$0.18	$0.10
JANUARY 1, 2003 - MARCH 30, 2003	$0.14	$0.07
OCTOBER 1, 2002 - DECEMBER 31, 2002	$0.18	$0.14
JULY 1, 2002 - SEPTEMBER 30, 2002	$0.19	$0.08
APRIL 1, 2002 - JUNE 30, 2002	$0.25	$.007
JANUARY 1, 2002 - MARCH 31, 2002	$0.25	$0.075
OCTOBER 1 - DECEMBER 31, 2001	$2.55	$0.30
JULY 1 - SEPTEMBER 30, 2001	$5.25	$2.35
APRIL 1 - JUNE 30, 2001	$4.95	$2.25
JANUARY 1 - MARCH 31, 2001	$6.625	$2.50
OCTOBER 1 - DECEMBER 31, 2000	$6.25	$5.00
JULY 27 - SEPTEMBER 30, 2000	$14.00	$4.00

HOLDERS

As of August 1st, 2003, our common stock was owned by 216 holders of record.

DIVIDENDS

We have never declared or paid any cash dividends. It is our present policy to retain earnings to finance the growth and development of the business and, therefore, we do not anticipate paying dividends on common stock in the foreseeable future.

RECENT SALES OF UNREGISTERED SECURITIES

The following sets forth certain information regarding sales of, and other transactions with respect to, our securities issued during the year ended June 30, 2003, which sales and other transactions were not registered pursuant to the Securities Act of 1933. Unless otherwise indicated, no underwriters were involved in such transactions.

1. From March 25, 2002 to September 16, 2002, we issued a total of 2,560,000 shares of our common stock to seven persons for consulting services. The issuance of these shares was exempt from the registration requirements of the Securities Act under Section 4(2).

2. From June 30,2002 to September 30, 2002, we issued a total of 763,740 shares of our common stock for a total of $114,561 ($0.15 per share).

The issuance and sale of these shares was exempt from the registration requirements of the Securities Act under Regulation S.

3. From September 30, 2002, to December 31, 2002 we issued a total of 780,000 shares of our common stock for a total of $117,000 ($0.15 per share). The issuance and sale of these shares was exempt from the registration requirements of the Securities Act under Regulation S.

4. From December 31, 2002 to March 30, 2003 we issued a total of 1,768,333 shares of our common stock for a total of $265,250 ($0.15 per share). The issuance and sale of these shares was exempt from the registration requirements of the Securities Act under Regulation S.

5. From March 30, 2003 to June 30, 2003 we issued a total of 100,000 shares of our common stock for a total of $12,500 ($0.125 per share). The issuance and sale of these shares was exempt from the registration requirements of the Securities Act under Regulation S.

With respect to the sales made in reliance on the exemption afforded by Section 4(2) of the Securities Act, (i) no advertising or general solicitation was employed in offering the securities, (ii) the securities were offered to a limited number of individuals and the transfer thereof was appropriately restricted by us, (iii) all purchasers were sophisticated investors who were capable of evaluating the merits and risks of the investment and had access to the type of information that would be included in a registration statement with respect to the securities and (iv) each purchaser represented that the securities were acquired for investment and not with a view to re-sale in contravention of the registration provisions of the Securities Act.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

When used in this Form 10-KSB, the words "anticipated", "estimate", "expect", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions including the possibility that we will fail to generate planned revenues. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

The following discussion and analysis of financial conditions and results of operation should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Form 10-KSB.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. In consultation with our Board of Directors and Audit Committee, we have identified two accounting policies that we believe are key to an understanding of our financial statements. These are important accounting policies that require management's most difficult, subjective judgments.

The first critical accounting policy relates to revenue recognition. We recognize revenue form product sales upon shipment to the customer. License revenues are recognized when earned, in accordance with contractual provisions. Royalty revenues are recognized upon shipment of products incorporating the related technology by the original equipment manufacturers (OEMs) and foundries.

The second critical accounting policy relates to intangible assets. Our intangible assets consist primarily of goodwill. In accordance with SFAS 142, "Goodwill and Other Intangible Assets," only intangible assets with definite lives are amortized. Non-amortized intangible assets are instead subject to annual impairment testing.

Principles of consolidation; the consolidated financial statements include the accounts of Security Biometrics, Inc. and the following subsidiaries:
Biometrics Security, Inc.

Netface, LLC (Inactive)
Lightec Communications Corp.
Datadesk Technologies, Inc.
eMedRx, Inc.

All material inter-company accounts and transactions have been eliminated.

Depreciation; the Company depreciates its property and equipment for financial reporting purposes using the straight-line method based upon the following useful lives of the assets:

Furniture and fixtures	7-10 years
Machinery and equipment	5 Years
Computer equipment	5 Years
Vehicles	5 Years

Foreign Currency; the consolidated financial statements of the Company are measured using the United States dollar as the functional and reporting currency. Assets, liabilities and equity accounts of the Company are translated from foreign currency to United States currency at exchange rates as of the balance sheet date or historical acquisition date, depending on the nature of the account. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting cumulative translation adjustments have been recorded as a separate component of stockholders' equity.

Income Tax; provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Account estimates; management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Security Biometrics, Inc. was incorporated as Great Bear Resources, Inc. in the State of Nevada on March 12, 1999 and we changed our name to Great Bear Investments, Inc. on May 25, 1999. On August 11, 2000, we changed our name to Security Biometrics, Inc. We were a development state company whose objective was to develop market under license and distribute dynamic biometric technologies specific to the security applications of banking and financial transactions, including dynamic gesture recognition technology, dynamic signature verification and voice recognition.

On August 22, 2000, we entered into an option agreement with DSI Datotech of Vancouver, Canada. The exercise price of the option was $8,000,000, of which we paid $320,000. On June 29, 2001, we acquired all of the outstanding membership interests of NetFace, LLC, a Connecticut limited liability company, in exchange for 20,000,000 share of our common stock. NetFace holds an option to acquire an exclusive worldwide, perpetual, royalty-free license to exploit DSI's gesture recognition technology for video games and Internet/television. The exercise price of the option is $5,000,000 plus a 20% Class B Membership of NetFace.

On April 20, 2002, the Company entered into an exclusive rights and licensing distribution and partnership agreement with WonderNet Ltd. of Israel. Under this agreement, we became the exclusive distributor for North America, the Caribbean and Mexico of WonderNet's Penflow(TM) patented and proprietary Biometric Signature Authentication ("BSA") software engine, which consists of a database of user profiles and enable remote and local access to the database using the internet, smart cards, or LAN connections to verify signatures by comparison to said database. To acquire these rights, we issued WonderNet 2,500,000 shares of common stock and agreed to pay WonderNet a 5 per cent royalty on products sold. Penflow's commercial performance led to write downs associated with WonderNet however, our confidence in the commercial prospects for this product going forward led us to renew the agreement in August 2003. We anticipate significantly improved commercial performance in response to increased investment in sales and marketing of the product supported by revenues from Lightec and sales of securities.

The agreement with WonderNet allows us to commence sub-licensing, marketing a proven biometric security product. We have decided to not to exercise our options with DSI Datotech at this time as we do not believe that the prototypes delivered to us are market ready at this time. Consequently, the Company expensed $320,000 in 2001 and the balance of the investment of $200,000 in 2002.

In order to assist in the development and support of providing biometric security solutions, we entered into an agreement effective March 14, 2002 to acquire the issued and outstanding shares of Lightec Communications, Corp. of Pleasant Valley, New York. Lightec is a provider of high quality telecommunications design, installation and information technology services. Lightec was established in 1994 and provides quality network design, installation, and maintenance of internal building, campus-wide, local, metropolitan and wide area network systems, in primarily in the northeastern United States. On June 14, 2002, we closed the agreement to acquire Lightec by issuing 19,000,000 shares of common stock and paying $4,000,000 in cash. In connection with this acquisition, we issued 4,000,000 in shares of common stock and accrued $200,000 as finder's fees under a finder's fee agreement with Chris Farnworth. (Lightec has a portfolio of stable, long term contracts which we forecast will generate more than $6 million in 2004 following the confirmation of release of funds by federal government to the SLD agency for distribution in respect of these specific contracts) . The anticipated stability of these revenues has allowed SBTI to schedule debt payments against this income stream and take steps to stabilize the balance sheet. Furthermore, the stable margins that the Lightec Communications business supports we believe will result in generation of free cash flow for the business.

On June 28,2002 we entered into an agreement to acquire the issued and outstanding shares of Datadesk Technologies, Inc. of Seattle, Washington. Datadesk was in the business of designing, manufacturing, and selling desktop solutions, educational computing systems, and handheld and wireless devices. The acquisition was closed on June 28,2000. Security Biometrics, Inc's initial strategy was to provide platform development of vertical solutions incorporating

Penflow Biometric Signature Authentication with innovative computer keyboard products being delivered by Datadesk. To this end, Security Biometrics in conjunction with Datadesk developed EmedRX to provide an electronic medical prescription solution to physicians and pharmacists, which was launched in Q1 2003.

In order to focus the resources of SBI on its core Penflow technology and the EmedRX application it was agreed to divest SBI of the remainder of Datadesk. In order to execute the divestiture it was mutually agreed by SBI and Robert Solomon, (President of Datadesk and CTO of SBI) to cancel Mr Solomon's employment agreement with SBI and transfer ownership of Datadesk to PanPacific for a consideration of $1,000,000. The effective date of the agreement and transfer of ownership was August 20th, 2003 and is reflected in a significant reduction in goodwill in our financial statements. However, the vertical sector focus has resulted in the appointment of Mr David Dalton as a director of Security Biometrics and chairman of EmedRX USA. Mr Dalton, who is currently president and CEO of Health resources, Inc (50,000 pharmacies under contract) enjoys other roles with the Sherman Group,Medical Service Agency, MEDNET, Managed Care RX, Univec among others. Mr Dalton's more than 30 years experience in the sector has brought excellent insight and we hope it will enhance our penetration in this market.

In order to grow the penflow business additional resources have been allocated, post 2003 year end, to market and sell the solution. We anticipate that these resources will be supported by free cash flow generated in the Lightec business, however we forecast that in the short term some additional financing provided by the sale of additional securities may be required to support these efforts. Our analysis suggests that the sales cycle for our solution, even supported by additional sales and marketing resources, is in excess of three months because of the solution's impact on client's business processes. Therefore we anticipate that the results of the investment in sales and marketing efforts may not be reflected in our revenues until Q2 or Q3 of financial year 2004.

Until the acquisition of Lightec, we were a development stage company. As of March 14, 2002, with the acquisition of Lightec we became an operating company. During the year ended June 30 2003 our comprehensive loss was $13,575,873 with a pro forma loss of ($0.11) per share compared to June 30, 2002 ("YE2002"), when our comprehensive loss was ($749,473) and our pro forma loss per share was ($0.01), reflecting charges associated with divestiture and impairment of goodwill.

At June 30, 2003, shareholder equity (deficiency) $(6,814,397).

LIQUIDITY AND CAPITAL RESOURCES

During the YE2003 as compared to YE2002, our cash flow used from operations decreased from $1,418,000 million to ($898,510) million in 2003. The divestiture of Datadesk had a significant impact through the write-offs associated with the transaction.

In addition to the cash on hand at the start of the year $671,702 was raised through proceeds from the issuance of common stock.

At June 30, 2003, we will require additional financing over the next twelve months to fund our operations and satisfy our debt service obligations. We anticipate significant cash contributions from Lightec but believe that additional cash will be required from proceeds from sale of common stock and other sources.

Payment of 10% convertible debentures in the principal amount of $1,680,000 issued in connection with the acquisition of Datadesk became due in June 2003. This and payments of the notes issued in connection with the Lightec acquisition are secured by the assets of Lightec. If we are unable to generate substantial cash flows from the operations of Lightec and our other operations, and unable to obtain additional financing, or restructure the indebtedness relating to the acquisitions, our ability to continue the operation of these businesses and expand our other biometric security activities may be severely impaired.

10

ITEM 7. FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders,
Security Biometrics, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Security Biometrics, Inc. and Subsidiaries as of June 30, 2003 and the related consolidated statements of operations, stockholders' deficiency and cash flows for the year ended June 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of Security Biometrics, Inc. and Subsidiaries as of June 30, 2003 and the results of their operations and their cash flows for the year ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements referred to above have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management's plan in this regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada
November 6, 2003

'Amisano Hanson'
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To The Stockholders and Board of Directors
Security Biometrics, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Security Biometrics, Inc. and Subsidiaries, as of June 30, 2002 and 2001 and the related statements of operations, stockholders' equity and cash flows for the year ended June 30, 2002 and for the period from August 25, 2000 (date of inception) to June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the June 30, 2002 and 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Security Biometrics, Inc. and Subsidiaries as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the year ended June 30, 2002 and for the period from August 25, 2000 (date of inception) to June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

MOFFITT & COMPANY, P.C.
SCOTTSDALE, ARIZONA

September 13, 2002

SECURITY BIOMETRICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2003 and 2002

ASSETS

	2003	2002
Current		
Cash and cash equivalents	$ 4,092	$ 481,297
Accounts receivable	94,634	29,837
Prepaid expenses and other assets	19,064	188,227
Current assets of discontinued operations	137,270	158,516
	255,060	857,877
Property, plant and equipment, net of accumulated depreciation	65,018	212,864
Goodwill	-	7,527,654
Investment in Wondernet, Inc.	-	187,500
Deposits	-	4,374
Long-term assets of discontinued operations	23,783	3,435,830
	$ 343,861	$ 12,226,099

LIABILITIES

	2003	2002
Current liabilities		
Accounts payable		
Non-related entities	$ 686,762	$ 761,723
Related entities	1,540,704	296,732
Billings in excess of costs and estimated earnings on uncompleted contracts	-	541,245
Corporation income tax payable	424,542	424,542
Capital lease payable, current portion	5,230	5,230
Notes payable, current portion	2,000,000	2,000,000
Notes payable, equipment, current portion	-	23,667
Convertible debentures, current portion	1,780,000	1,680,000
Current liabilities of discontinued operations	719,955	481,380
	7,157,193	6,214,519
Capital lease payable, net of current portion	872	6,411
Notes payable, net of current portion	-	5,251
Minority interest in equity of consolidated subsidiary	193	-
Convertible debentures, net of current portion	-	100,000
	7,158,258	6,326,181

/Cont'd

SECURITY BIOMETRICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2003 and 2002

STOCKHOLDERS' EQUITY (DEFICIENCY)

	2003	2002
Current		
Preferred stock - no shares authorized or issued, no par value authorized		
Common stock		
Authorized - 300,000,000, par value $0.001 per share		
Issued and outstanding		
June 30, 2003 - 124,296,257 common shares	$ 124,296	$ -
June 30, 2002 - 117,601,248 common shares	-	117,601
Additional paid-in capital	8,201,508	7,346,645
Accumulated deficit	(15,134,954)	(1,557,339)
Accumulated other comprehensive loss	(5,247)	(6,989)
	(6,814,397)	5,899,918
	$ 343,861	$ 12,226,099

See Notes to Consolidated Financial Statements.

SECURITY BIOMETRICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended June 30, 2003 and 2002

	2003	2002
Revenue		
Contract revenues earned	$ 1,147,140	$ 2,656,457
Costs and Expenses		
Cost of revenues earned	666,138	1,469,252
Gesture recognition technology option	-	200,000
Interest expense	391,514	261,281
Selling, general and administrative	1,969,626	1,043,866
Other items		
Write-down of capital assets	(64,042)	-
Write-down of investment	(187,500)	-
Write-down of goodwill	(7,527,654)	-
	10,806,474	2,974,399
Loss before corporation income taxes	(9,659,334)	(317,942)
Corporation income taxes	-	(424,542)
Loss from continuing operations	(9,659,334)	(742,484)
Loss from discontinued operations	(3,918,281)	-
Net loss for the year	$(13,577,615)	$(742,484)
Basic and diluted loss per common share		
Continuing operations	$ (0.08)	$ (0.01)
Discontinued operations	$ (0.03)	$ (-)
Net loss for the year	$ (0.11)	$ (0.01)
Weighted average number of common shares outstanding	120,749,524	77,965,658

SECURITY BIOMETRICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
for the years ended June 30, 2003 and 2002

	2003	2002
Net loss for the year.	$(13,577,615)	$(742,484)
Other comprehensive income (loss)		
Foreign currency translation adjustment.	1,742	(6,989)
Net comprehensive loss	(13,575,873)	(749,473)

See Notes to Consolidated Financial Statements.

SECURITY BIOMETRICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended June 30, 2003 and 2002

	2003	2002
Operating Activities		
Net loss from continuing operations	$(9,659,334)	$ (742,484)
Adjustments to reconcile net loss to cash provided by (used in) operating activities		
Depreciation	55,072	20,791
Interest expense	-	233,333
Compensation charge	85,500	-
Stock issued for consulting fees	104,550	175,100
Write-down of capital assets	64,042	-
Write-down of investment	187,500	-
Write-down of goodwill	7,527,654	-
Changes in operating assets and liabilities		
Accounts receivable	(64,797)	(25,641)
Prepaid expenses and other assets	169,163	(188,471)
Deposits	4,374	(1,111)
Accounts payable accrued liabilities	1,169,011	981,182
Corporation income tax payable	-	424,542
Billings in excess of costs and estimated earnings on uncompleted contracts	(541,245)	541,245
Net cash provided by (used in) operating activities	(898,510)	1,418,486
Investing Activities		
Proceeds on disposal of property and equipment	38,000	-
Purchase of property and equipment	(9,268)	(50,182)
Acquisition of subsidiaries	-	(4,843,001)
Advances to subsidiary - discontinued operations	(246,414)	-
Net cash used in investing activities	(217,682)	(4,893,183)
Financing Activities		
Proceeds from issuance of common stock	615,702	1,164,125
Proceeds from issuance of common stock by subsidiary	56,000	-
Proceeds from convertible debentures	-	1,780,000
Payments on capital lease payable	(5,539)	(1,362)
Payments on notes payable, equipment	(28,918)	(3,948)
Proceeds from notes payable	-	1,000,000
Net cash provided by financing activities	637,245	3,938,815

/Cont'd

SECURITY BIOMETRICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended June 30, 2003 and 2002

	2003	2002
Effect of exchange rate changes on cash and cash equivalents	1,742	(6,989)
Increase (decrease) in cash and cash equivalents - continuing operations	(477,205)	457,129
Increase (decrease) in cash and cash equivalents - discontinued operations	(1,978)	-
Increase (decrease) in cash and cash equivalents during the year	(479,183)	457,129
Cash and cash equivalents, beginning of the year	483,275	26,146
Cash and cash equivalents, end of the year	$ 4,092	$ 483,275
Cash and cash equivalents is comprised of:		
Continuing operations	$ 4,092	$ 481,297
Discontinued operations	-	1,978
	$ 4,092	$ 483,275
Supplemental disclosure of cash flow information		
Cash paid for:		
Interest	$ -	$ 11,711
Income taxes	$ -	$ -
Non-cash Transactions:		
Issuance of common stock for:		
Acquisition of subsidiaries	$ -	$ 4,779,934
Wondernet, Ltd.	$ -	$ 187,500
Services	$ 104,550	$ 175,100

SECURITY BIOMETRICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
for the years ended June 30, 2003 and 2002

	Common Stock	Paid-in	Additional Comprehensive	Accumulated Other Development	Deficit Accumulated During the Accumulated		
	Number	Par Value	Capital	Loss	Stage	Deficit	Total
Balance, June. 30, 2001	70,757,675	$ 70,758	$ 853,496	$ -	$ (814,855)	$ -	$ 109,399
Issuance of common stock for:							
Cash	8,168,983	8,169	1,155,956	-	-		1,164,125
Acquisition. . of Lightec	23,000,000	23,000	2,897,000	-	-		2,920,000
Acquisition. . of Datadesk	11,624,590	11,624	1,848,310	-	-		1,859,934
Wondernet, . . Ltd. agreement	2,500,000	2,500	185,000	-	-		187,500
Services . . .	1,550,000	1,550	173,550	-	-		175,100
Interest . . . expense	-	-	233,333	-	-		233,333
Transfer deficit accumulated. . during the development stage to accumulated deficit	-	-	-	-	814,855	(814,855)	-
Accumulated other comprehensive. loss for the year ended June 30, 2002	-	-	-	(6,989)	-	-	(6,989)
Net loss for the year . . . ended June 30, 2002	-	-	-	-	-	(742,484)	(742,484)
Balance, June. 30, 2002	117,601,248	117,601	7,346,645	(6,989)	-	(1,557,339)	5,899,918

./Cont'd

Continued

SECURITY BIOMETRICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
for the years ended June 30, 2003 and 2002

	Common Stock Number	Paid-in Par Value	Additional Comprehensive Capital	Accumulated Other Development Loss	Deficit Accumulated During the Accumulated Stage	Deficit	Total
Balance, June. 30, 2002	117,601,248	$ 117,601	$ 7,346,645	$ (6,989)	$ -	$ (1,557,339)	$ 5,899,918
Issuance of common stock for:							
Cash (net of $24,287 . . finder's fees paid)	5,635,634	5,636	610,065	-	-	-	615,701
Services . . .	1,059,375	1,059	103,491	-	-		104,550
Non-cash compensation charge			85,500	-	-	-	85,500
Issuance of common stock . by subsidiary	-	-	55,807	-	-		55,807
Accumulated other comprehensive. loss for the year ended June 30, 2003	-	-	-	1,742	-		1,742
Net loss for the year . . . ended June 30, 2003	-	-	-	-	-	(13,577,615)	(13,577,615)
Balance, June. 30, 2003	124,296,257	$ 124,296	$ 8,201,508	$ (5,247)	$ -	$(15,134,954)	$ (6,814,397)

Note 1 Summary of Significant Accounting Policies

Organization and Nature of Business
Security Biometrics, Inc. and Biometrics Security, Inc.

Security Biometrics, Inc. (hereinafter referred to as the Company) is a Nevada corporation incorporated on March 12, 1999.

On August 25, 2000, the Company acquired all of the issued and outstanding stock of Biometrics Security, Inc. (hereinafter referred to as BSI) in exchange for 38,257,675 shares of its common stock. (37,500,000 of these shares were owned by a trust whose beneficiaries were the children of an officer of the Company).

This transaction has the effect of what is commonly referred to as a "reverse acquisition" in that the Company is the legal acquirer; however, BSI is the accounting acquirer.

In connection with the legal form of this transaction, BSI became a wholly-owned subsidiary of the Company. For accounting purposes, the acquisition is treated as a recapitalization of BSI rather than a business combination.
The Company is a holding company for subsidiary acquisitions. The Company and its subsidiaries intend to develop market under license, and distribute dynamic biometric technologies.

Netface, LLC.

On June 29, 2001, the Company acquired all of the outstanding membership interest of Netface, LLC. Netface, LLC held an option to acquire on exclusive worldwide perpetual, royalty-free license to exploit the Gesture Recognition Technology developed by DSI Datotech Systems, Inc. (hereinafter referred to as Datotech) for video games and internet/television. In the year ended June 30, 2002, Netface, LLC abandoned its Datotech option and is now inactive.

Lightec Communications Corp.

On March 14, 2002, the Company acquired 100% of the outstanding common stock of Lightec Communications Corp. (hereinafter referred to as Lightec). Lightec is a New York corporation incorporated on July 2, 1996. Lightec is a provider of telecommunications design, installation and information technology services.

Organization and Nature of Business - (cont'd)

Datadesk Technologies, Inc.

On June 28, 2002, the Company acquired 100% of the outstanding common stock of Datadesk Technologies, Inc. (hereinafter referred to as Datadesk). Datadesk is a state of Washington corporation incorporated on May 20, 1997. Datadesk designs and produces (through subcontractors) advanced digital input devices and appliances.

eMedRx, Inc.

On January 21, 2003, the Company incorporated a new wholly-owned subsidiary, eMedRx, Inc. (hereinafter referred to as eMedRx) under the Company Act of the Province of British Columbia, Canada. eMedRx entered into an exclusive license agreement with the Company to develop and market its electronic medical prescription system around the world. EMedRx had no revenues, expenses, nor net income/loss during the period from January 21, 2003 to June 30, 2003. During the year ended June 30, 2003, eMedRx received $56,000 from new minority stockholders which reduced the Company's investment in eMedRx to less then 100%. This resulted in additional paid-in capital of $55,807 and an increase in minority interest of $193.

Going Concern

The Company experienced significant operating losses since inception totalling approximately $15.0 million. In addition, as at June 30, 2003, the Company has a working capital deficit amounting to approximately $6.9 million. The consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern which contemplates the realization of assets and the settlement of liabilities in the normal course of business. No adjustment has been made to the recorded amount of assets or the recorded amount of classification of liabilities which would be required if the Company were unable to continue its operations. Management has negotiated a financial reorganization plan which the Company believes should address some or all of its present financial condition.

Principles of Consolidation

The consolidated financial statements include the accounts of Security

Biometrics, Inc. and the following subsidiaries:
Biometrics Security, Inc.
Netface, LLC (Inactive)
Lightec Communications Corp.
Datadesk Technologies, Inc.
eMedRx, Inc.

All material inter-company accounts and transactions have been eliminated.

Note 1 Summary of Significant Accounting Policies - (cont'd)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenue and Cost Recognition

Lightec

Lightec recognizes revenues from fixed-price and modified fixed-price construction contracts on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. That method is used because management considers total cost to be the best available measure of progress on the contracts. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term.
Revenue from time-and-materials contracts is recognized currently as the work is performed.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined. Changes in estimated job profitability resulting from job performance, job conditions, contract penalty provision, claims change orders and settlements, are accounted for as changes in estimates in the current period.

The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues recognized.

Revenue from claims is recognized when realization is probable and the amount can be reliably estimated. When realization is probable, but the amount cannot be reliably estimated, revenue is recognized to the extent of costs incurred.

Revenue and Cost Recognition - (cont'd)

Datadesk

Product sales - when goods are shipped and title passes to the customer.

Keyboard development fees - when services are performed.

Royalties - when the licensee sells the product and reports the sale to the Company.

Accounts Receivable

Accounts receivable are reported at the customers' outstanding balances less any allowance for doubtful accounts, marketing credits and allowance for possible sales returns.

Allowance for Doubtful Accounts, Marketing Credits and Allowance for Possible

Sales Returns

The allowance for accounts receivable is charged to income in amounts sufficient to maintain the allowance at a level management believes is adequate to cover any possible losses, credits or returns.

Inventory

Datadesk's inventory is stated at the lower of cost (determined on the first-in, first-out method) or market.

Property and Equipment

Property and equipment are stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

The Company depreciates its property and equipment for financial reporting purposes using the straight-line method based upon the following useful lives of the assets:

Furniture and fixtures	7-10 years
Machinery and equipment	5 Years
Computer equipment	5 Years
Vehicles	5 Years

Accounting for Convertible Debt Securities

The Company has issued convertible debt securities with a non-detachable conversion feature that were "in the money" at the date of issue. The Company accounts for such securities in accordance with Emerging Issues Task Force Topic 98-5. The Company has recorded the fair value of the beneficial conversion feature as interest expense and an increase in Paid in Capital in Excess of Par Value of Stock.

The beneficial interest is computed by subtracting the stock conversion price from the market price of the stock times the number of shares and warrants eligible for conversion.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Net (Loss) per Share

The Company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted (loss) per share. Basic (loss) per share is computed by dividing net (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. In accordance with FASB 128, any anti-dilutive effect on net (loss) per share are excluded.

Long-Lived Assets

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Asset to be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable.

Note 1 Summary of Significant Accounting Policies - (cont'd)

Disclosure about Fair value of Financial Instruments

The Company estimates that the fair value of all financial instruments as of June 30, 2003 and 2002, as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying consolidated balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Stock-Based Compensation

The Company uses the intrinsic value based method of APB Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock based compensation plans. The Company has therefore adopted the pro forma disclosure provisions of SFAS No.123, Accounting for Stock-Based Compensation as amended by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123.

Stock Issued by Subsidiary

The issuance of stock by a subsidiary to third parties reduces the proportionate ownership interest in the investee. The subsidiary's plan is to continue raising funds through private placements and as a result the additional equity raised has been included in additional paid-in capital.

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". Comprehensive Income is comprised of foreign currency translation adjustments.

Foreign Currency Translation

The consolidated financial statements of the Company are measured using the United States dollar as the functional and reporting currency. Assets, liabilities and equity accounts of the Company are translated from foreign currency to United States currency at exchange rates as of the balance sheet date or historical acquisition date, depending on the nature of the account. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting cumulative translation adjustments have been recorded as a separate component of stockholders' equity.

Note 1 Summary of Significant Accounting Policies

Shipping and Handling Costs

The Company's policy is to classify shipping and handling costs as part of cost of goods sold in the statement of operations.

Note 2 Recent Accounting Pronouncements

In 2002 and 2003, the FASB issued the following statements:

SFAS No. 141	-	Business combinations
SFAS No. 142	-	Goodwill and other intangible assets
SFAS No. 143	-	Accounting for asset retirement obligation
SFAS No. 144	-	Accounting for the impairment of disposal of long-lived assets
SFAS No. 145	-	Recession of FASB statements, 4, 44 and 64 and Amendment of FASB 13
SFAS No. 146	-	Accounting for costs associated with exit or disposal activities
SFAS No. 147	-	Acquisitions of Certain Financial Institution
SFAS No. 148	-	Accounting of Stock-based Compensation - Transition and Disclosure, an amendment of FASB statement No. 123
SFAS No. 149	-	Amendment of Statement No. 133 on Derivitive Instruments and Hedging Activities
SFAS No. 150	-	Accounting for Certain Financial Instruments with Characteristic's of Both Liabilities and Equity.

The Company followed the guidance of SFAS No.s 141 and 142 in recording the acquisitions of Lightec and Datadesk. SFAS No.s 143-146, 147 and 149 did not have a material impact on the Company's financial position and results of operations.

The disclosure provisions of SFAS No.148 have been adopted by the Company, however, the Company continues to use the intrinsic value based method of APB opinion No. 25 to account for its employee stock-based compensation plans. SFAS No.150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company is evaluating the impact of adoption SFAS No.150.

Note 3 Cash

The Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation insure up to $100,000 for approved deposits in registered financial institutions. The Company had $NIL (2002-$452,751) of uninsured deposits at the June 30, 2003.

Note 4 Development Stage Operations

For the year ended June 30, 2002, the Company ceased being a development stage company as it acquired two active companies, Lightec and Datadesk, and these companies provide the Company's main sources of revenue.

Note 5 Accounts Receivable

A summary of accounts receivable is as follows:

	2003	2002
Accounts receivable		
Non-related entities	$ 105,560	$ 5,058
Related entities	-	24,779
	105,560	29,837
Allowance for doubtful accounts, marketing credits and allowance for sales returns	(10,926)	-
	$ 94,634	$29,837

Note 6 Property and Equipment

Property and equipment and accumulated depreciation consists of:

	2003	2002
Furniture and fixtures	$ 64,198	$ 75,679
Machinery and equipment	-	98,396
Computer equipment	16,027	51,908
Vehicles	-	103,902
	80,225	392,885
Less accumulated depreciation	(15,207)	(117,021)
	$ 65,018	$212,864

Note 7 Goodwill

The Company adopted the provisions of FASB 142 for the accounting for goodwill. According to the FASB requirements, goodwill is capitalized and not amortized. Each year, management is required to review goodwill to determine if there has been an impairment loss to recognize on the carrying value of goodwill. Management believes that there has been an impairment of goodwill for the year ended June 30, 2003 and has accordingly written-down the balance of goodwill relating to the acquisition of Lightec in the amount of $7,527,654 and goodwill relating to the acquisition of Datadesk in the amount of $3,405,345 (see discontinued operations).

Note 8 Estimated Earnings On Uncompleted Contracts

	2003	2002
Costs incurred on uncompleted contracts	$ -	$ 1,461,365
Estimated earnings to date	-	1,148,208
	-	2,609,573
Less: Billings to date	-	(3,150,818)
Billings in excess of costs and estimated earnings on uncompleted contracts	$ -	$ 541,245

Note 9 Acquisition of Lightec Communications Corp.

On March 14, 2002, the Company acquired 100% of the outstanding common stock of Lightec. The results of Lightec's operations have been included in the consolidated financial statements since that date. Lightec is a provider of telecommunications design, installation and information technology services.

The business combination is accounted for using the purchase method. The fair value of the assets acquired at the date of acquisition are as follows:

Property and equipment	$ 146,363
Prepaid expenses	20,000
Goodwill	7,527,654
Net assets acquired at fair values	$ 7,694,017
Total consideration:	
Cash	$ 3,000,000
Note payable	1,000,000
19,000,000 common shares of the Company	2,280,000
Direct costs - 4,000,000 common shares of the Company	640,000
- cash	774,017
	$ 7,694,017

Note 9 Acquisition of Lightec Communications Corp. - (cont'd)

A summary of Lightec's operations included in the statement of income from March 14, 2002 to June 30, 2002 is as follows:

Revenue	$ 1,469,252
Costs and expenses	404,984
Net income before taxes	$ 1,064,268
Net income after taxes	$ 639,726

The Company's pro-forma (unaudited) results of operations as though the business combination with Lightec had been completed at the beginning of 2002 is as follows:

Revenue	$ 4,496,173
Costs and expenses	(4,402,992)
Net income after taxes	$ 93,181

At June 30, 2003, the Company wrote-down the carrying value of goodwill in the amount of $7,527,654 due to management's belief that there has been an impairment of goodwill.

Note 10 Acquisitions of Datadesk Technologies, Inc.

On June 28, 2002, the Company acquired 100% of the outstanding common stock of Datadesk. Datadesk designs and produces (through subcontractors) advances digital input devices and appliances.

The business combination is accounted for using the purchase method. The fair value of the assets acquired at the date of acquisition are as follows:

Current assets	$ 158,516
Property, plant and equipment	28,686
Other assets	1,500
Goodwill	3,405,645
Total assets acquired	3,594,347
Total liabilities	(1,741,880)
Net assets acquired	$ 1,852,467
Total consideration:	
Cash - direct costs	$ 92,532
10,999,590 common shares of the Company	1,759,935
	$ 1,852,467

Note 10 Acquisitions of Datadesk Technologies, Inc.

Datadesk's revenues, expenses and net income/loss were immaterial for the period from June 28, 2002 to June 30, 2002.

The Company's pro-forma (unaudited) results of operations as though the business combination with Datadesk had been completed at the beginning of 2002 is as follows:

Revenue	$ 621,727
Costs and expenses	(2,170,888)
Net loss	$(1,549,161)

At June 30, 2003, the Company wrote-down the carrying value of goodwill in the amount of $3,405,645 due to management's belief that there has been an impairment of goodwill.

Note 11 Capital Lease Payable

The Company acquired an office copier on a capital lease with National Leasing Group, Inc. The lease requires monthly payments of approximately $400 for 48 months including interest at 11%. Future minimum payments are as follows:

June 30, 2004	$ 5,230
June 30, 2005	872
Total minimum lease payments	6,102
Less: amount representing interest	(1,537)
Present value of minimum lease payments	$ 4,565

Note 12 Notes Payable

	2003	2002
Maryanne Richard		
On June 13, 2002, the Company issued a note payable to Maryanne Richard in the amount of $1,000,000 as part of the consideration for the purchase of Lightec. The note bears interest at 9% and requires $250,000 principal payments on September 30, 2002, December 31, 2002 and final $500,000 payment on March 31, 2003. Included in accrued liabilities at June 30, 2003 is $94,192 of accrued interest. The note is secured by deposit accounts, investment property, letters of credit rights and letters of credit, rights to payments evidenced by chattel paper, rights to payments for money or funds advanced or sold and all proceeds of any and all of the above. Consideration of 8,000,000 stock purchase warrants, which gives the rights to the holder to acquire one of common stock at a price of $0.125 for a period of two years, was given to extend the repayment terms by three months to commence on December 31, 2002. The granting of share purchase warrants is subject to Lightec obtaining funding on the Bridgeport School contract. As of the date of this statement, the Company has defaulted on the repayments starting December 31, 2002 and the Bridgeport School contract has yet to be funded, consequently, interest payments on the loan are in arrears. Pursuant to an agreement dated October 29, 2003, the Company has agreed to set the principal of the note at $1,105,000 ("new principal"). Interest will accrue on the new principal at the rate of 9% per annum commencing on the day of the first receipt of funds from the Bridgeport School contract. Payments against the new principal and accrued interest will commence once the $362,500 included in accounts payable - related entities, has been repaid. This $362,500 is owed to Mike Richard pursuant to an employment contract. 9% of the receipts from the Bridgeport School contract will be applied against these debts.	$ 1,000,000	$ 1,000,000

30

	2003	2002
Synergex Group Partnership		
One June 11, 2002 Synergex Group Partnership loaned the Company $1,000,000 to facilitate the acquisition of Lightec. The note bears interest at 9% and required $250,000 principal payments on September 30, 2002, October 31, 2002, November 30, 2002 and December 31, 2002. Included in accrued liabilities at June 30, 2003 is $94,685 of accrued interest. The note is secured by deposit accounts, investment property, letters of credit rights and letters of credit, rights to payments evidenced by chattel paper, rights to payments for money or funds advanced or sold and all proceeds of any and all of the above. Consideration of 8,000,000 stock purchase warrants, which gives the rights to the holder to acquire one of common stock at a price of $0.125 for a period of two years, was given to extend the repayment terms by three months to commence on December 31, 2002. The granting of share purchase warrants is subject to Lightec obtaining funding on the Bridgeport School contract. As of the date of this statement, the Company has defaulted on the repayments starting December 31, 2002 and the Bridgeport School contract has yet to be funded, consequently, interest payments on the loan are in arrears. At June 30, 2003 the Company is in default on its loan repayments. Pursuant to an agreement dated September 12, 2003 the Company is required to pay the following: i) pay the principal plus all interest accrued in the outstanding principal balance at the rate of 9% per annum from the date of receipt of the first payment related to the Bridgeport School contract until paid in full; ii) pay no less than 7.47% of all money received on account of the Bridgeport School contract until paid in full	1,000,000	1,000,000
	$ 2,000,000	$ 2,000,000

Note 13 Notes Payable, Equipment

	2003	2002
Payable to General Motors Acceptance Corporation, secured by two 2001 GMC Savanas with original costs of $46,864; payable for 36 months at $1,316 per month including interest at 4.9%.	$ -	$ 28,918
Less: current portion	-	23,667
Long-term portion	$ -	$ 5,251

Note 14 Convertible Debenture Payable

	2003	2002
Librico Properties, Ltd.		
On November 8, 2001, the Company issued a convertible debenture to Librico Properties, Ltd. for a minimum of $100,000 to a maximum of $1,000,000. The debenture is unsecured, bears interest at 12% and matures on November 2, 2011. Librico Properties, Ltd. has the option, in whole or in part, to convert the debenture into the Company's common stock at a conversion price of $0.125 per share, subject to anti-dilution adjustments. Subsequent to June 30, 2003, Librico Properties, Ltd. converted its convertible debenture into 1,100,000 common shares of the Company with another 1,100,000 warrants to purchase an additional 1,100,000 common shares of the Company at $0.15 CDN for two years from June 30, 2003. At June 30, 2003, interest payable of $17,718 is included in accrued liabilities and was due on September 1, 2003. This amount was not paid and is currently in default.	$ 100,000	$ 100,000

	2003	2002
Edinburgh Investments LLC On June 30, 2002, the Company issued a convertible debenture to Edinburgh Investments LLC. The debenture is unsecured, matures on June 30, 2003 and accrues interest at 10% payable quarterly. At June 30, 2003 interest payable of $168,920 is included in accrued liabilities. Edinburgh has the option to convert the debenture into the Company's common stock at a conversion price of $.30 per share, subject to anti-dilution adjustments. Because the interest payments on the loan are currently in arrears and the Company has defaulted the payment on June 30, 2003, the Company has breached the loan agreement. On August 29, 2003 Edinburgh obtained a court order for settlement against the Company requiring the Company to pay the following: - pay Edinburgh $50,000 on each of September 30, 2003, October 31, 2003 and November 28, 2003 ($100,000 paid); - pay Edinburgh the accrued interest for September 30, 2003 onward on January 5, 2004, April 5, 2004, July 15, 2004 and October 5, 2004; - pay Edinburgh 15% of all funds received from the Bridgeport School contract until the principal and interest is fully paid; - deliver to Edinburgh a five year warrant to purcahse 13,440,000 common shares at an excersie price of $0.15 per share	1,680,000	1,680,000
	1,780,000	1,780,000
Less: current portion	-	(100,000)
	$ 1,780,000	$ 1,680,000

Note 15 Share Capital and Commitments

Stock-based Compensation Plan:
On April 29, 2002, the Company adopted the 2002 employee stock option plan for the purpose of providing an incentive based form of compensation to the officers, directors, key employees and service providers of the Company. These options were granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

	June 30, 2003	
	Optioned Shares	Weighted Average Exercise Price
Outstanding, beginning of the year	6,300,000	$ 0.11
Granted.	850,000	0.12
Cancelled.	(2,197,727)	0.11
Exercised.	(968,182)	0.11
Outstanding and exercisable at end of year	$ 3,984,091	$ 0.11

	June 30, 2003	
	Optioned Shares	Weighted Average Exercise Price
Granted.	6,300,000	$ 0.11
Outstanding at end of year	$ 6,300,000	$ 0.11

2,950,000 shares were exercisable at June 30, 2002.

Stock-based Compensation Plan: - (cont'd)

At June 30, 2003 the following consultant or employee and director common share purchase options were outstanding and exercisable entitling the holders thereof the right to purchase one common share for each share purchase option held:

Number	Exercise Price	Expiry Date
2,609,091	$ 0.11	April 28, 2004
1,000,000	$ 0.11	April 30, 2004
100,000	$ 0.20	June 20, 2004
50,000	$ 0.17	October 7, 2004
100,000	$ 0.14	October 14, 2004
125,000	$ 0.11	June 27, 2012
3,984,091		

The Company accounts for its stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and its related interpretations. A non-cash compensation charge of $85,500 has been recognized in the consolidated financial statements.

SFAS No. 123, "Accounting for Stock-based Compensation", requires the disclosure of pro-forma net loss and net loss per share by determining the fair value of the options awarded using the Black-Scholes option pricing model. Had compensation expense for the Company's shares option plan been determined based on the Black-Scholes value at the date granted or on the date that share purchase options were repriced, pro-forma loss and loss per share would have been as follows:

	2003	2002
Net loss	$ (13,577,615)	$ (742,484)
Pro-forma adjustment for SFAS 123	(161,155)	(25,175)
Pro-forma net loss	$ (13,738,770)	$ (767,659)
Pro-forma net loss per share	$ (0.11)	$ (0.01)

Note 15 Share Capital and Commitments -

Stock-based Compensation Plan: - (cont'd)

The fair value of these options was estimated at the date of the grant using the following weighted average assumption:

	2003
Volatility factor of expected market price of company's shares	195%
Dividend yield	0%
Weighted average expected life of stock options	2 years
Risk-free interest rate	5%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected share price volatility. The Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect fair value estimates.

Share Purchase Warrants

At June 30, 2003 the Company has 10,675,783 share purchase warrants outstanding entitling the holder thereof the right to purchase one common share for each warrant held as follows:

Number of Warrants	Exercise Price Per Warrant	Expiry Date
1,810,000	$ 0.15	February 17, 2004
20,000	$ 0.15	February 27, 2004
1,762,450	$ 0.15	May 27, 2005
7,083,333	$ 0.35	June 13, 2005
10,675,783		

Other share purchase warrants commitments are as described in Notes 12 and 14.

Note 16 Real Estate Leases

On April 2, 2001, the Company leased its office facilities in Vancouver, British Columbia under a 36 month lease. The lease requires monthly rentals for the first two years of approximately $2,200 and approximately $2,400 for the third year of the lease plus sales taxes and common area costs.

The lease provides that BSI has a three year option to renew the lease at the prevailing rates at the time the lease is renewed.

Future minimum lease payments are as follows:

June 30, 2004	$ 20,953

Lightec rents its facilities on a month-to-month basis.

Rent expense for the years ended June 30, 2003 and 2002 was $53,744 and $50,911, respectively.

Note 17 401(K) Plan

On February 1, 2002, Lightec adopted a 401(K) retirement savings plan for its employees. Contributions are determined by the Board of Directors, and the Company did not make any contributions to the plan for the period ended June 30, 2003.

Note 18 Wondernet, Ltd. Agreement

On April 2, 2002, the Company entered into an exclusive distribution and partnership agreement with WonderNet, Ltd. located in Israel, whereby the Company received the distribution rights for WonderNet's Penflow Proprietary Biometric signature authentication software engine. The Company issued 2,500,000 of its common shares for the distribution rights. In addition, the Company agreed to pay a royalty of 5% of the gross sales proceeds from the sale of the products and applications. The Company agreed to commit $250,000 for the initial funding and development of the distribution territory. The Company prepaid $100,000 for future purchases of WonderNet's products. The Company will amortize the acquisition once the property rights are fully developed. During the year ended June 30, 2003, the Company wrote-down its investment to its net realizable value of $Nil and wrote-off the balance of the paid purchases in the amount of $68,219. This amount is included in general and administrative expenses.

On August 15, 2003, the Company entered into new exclusive distribution and partnership agreement with WonderNet whereby the Company was granted the right to develop products based on WonderNet's Technology and to use, market, sell, distribute and exploit the Technology in North America, Central America, Bermuda and the Caribbean Islands. The Company is required to pay a 12% royalty on gross sales of the product and purchase a minimum of $120,000 per quarter of the product. In consideration for the payment the Company will maintain a perpetual right to exploit WonderNet's Technology.

Note 19 Income Taxes

The Components of income tax expense are as follows:

	June 30, 2003	June 30, 2002
U.S. Federal tax - current.	$ -	$424,542
U.S. Federal tax - deferred	-	-
	$ -	$424,542

Significant components of the Company's deferred tax assets are as follows:

	June 30, 2003	June 30, 2002
Net operating loss carryforward	$1,696,052	$1,052,363
Less: valuation allowance . . .	1,696,052	1,052,363
Net deferred tax assets	$ -	$ -

A reconciliation of the valuation allowance is as follows:

	June 30, 2003	June 30, 2002
Balance at beginning of the year	$1,052,363	$ 129,900
Addition for the year.	643,689	922,463
Balance at end of the year . . .	$1,696,052	$1,052,363

The Company has the following net operating loss carry forwards totalling $9,235,372, the benefit of which has not been recorded in the financial statements.

Expiration Date	
2013	$ 410,542
2019	794,490
2020	890,950
2021	1,736,008

2022	3,183,763
2023	2,219,618
	$ 9,235,372

Note 20 Business Segments

FASB Statement No. 131 "Disclosure about Segments of an Enterprise and Related Information," requires companies to provide certain information about their operating segments. The Company has three reportable segments: the Company, Lightec and DataDesk.
Summarized financial information concerning the Company's reportable segments is shown on the following table:

	- The Company	- - Lightec	Total before Discontinued Operations	Datadesk (Discontinued Operations)
2003				
Net sales to external customers	$ -	$ 1,147,140	$ 1,147,140	$ 231,301
Operating earnings (loss)	(9,525,366)	(133,918)	(9,659,334)	(512,636)
Total assets	82,432	100,376	182,808	161,053
Depreciation and amortization	8,399	46,673	55,072	10,568
Capital expenditures	7,176	2,092	9,268	4,165
2002				
Net sales to external customers	$ -	$ 2,656,457	$ 2,656,457	$ -
Operating earnings (loss)	(1,382,210)	639,726	(742,484)	-
Total assets	8,332,545	457,724	8,790,269	3,435,830
Depreciation and amortization	6,235	14,556	20,791	-
Capital expenditures	50,182	-	50,182	-

Note 21 Economic Dependency

The sales and purchases listed below are for the year ended, June 30, 2003 and the period of March 14, 2002 to June 30, 2002 for Lightec only:

	2003	2002
Sales		
Sales to major customers were as follows:		
Customer A.	47%	99%
Customer B.	28%	-
Purchases		
Purchases from major suppliers and subcontractors were as follows:		
Supplier or subcontractor A	14%	33%
Supplier or subcontractor B	-	15%
Supplier or subcontractor C	-	20%

Note 22 Related Party Transactions

During the year ended June 30, 2003, the Company incurred the following expenses charged by directors, relatives of directors, former directors, officers and private companies with common directors with the Company.

Consulting fees	$ 277,350
Directors fees	1,965
Interest	180,000
Accounting fees	62,500
Travel	28,050
Wages and benefits - administrative expenses	724,248
	$1,274,113

During the year ended June 30, 2003, the Company entered into consulting agreements with four key individuals. The agreements provide for minimum aggregate annual base salaries of $456,000, bonuses to specific individuals and stock options for 1,000,000 shares of the Company's common stock. The agreements expire within a year and may be renewed.

Included in share capital are finder's fees totalling $14,850 paid to a director of the Company.

During the year ended June 30, 2002, the Company purchased $40,000 of furniture and fixtures from an officer of the Company.

These expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable-related entities at June 30, 2003 is $76,539 owing to a former officer of the Company with respect to advances.

Accounts payable-related entities at June 30, 2003 represents amounts owing to directors, former directors, officers and companies with a former common officer with respect to unpaid wages, advances, fees and expenses. Of the amount due to related entities, four individuals have agreed to settle $825,129 of debt for $206,282 cash and $618,847 of S-8 common stock. This settlement has not completed. Amounts due to related entities are unsecured, non-interest bearing with no specific terms for repayment with the exception of the aforementioned $825,129.

Included in accrued liabilities is interest payable of $188,875 due to a relative of a former director and to a company with a common director.

Notes payable are due to relatives of a former director and to a company with a common director.

Note 23 Discontinued Operations

During the year ended June 30, 2003, the Company adopted a formal plan to dispose of its wholly-owned subsidiary Datadesk. Loss related to Datadesk has been disclosed for the year ended June 30, 2003 as loss from discontinued operations. The consolidated financial statements include the following amounts related to the discontinued operations of Datadesk:

	2003	2002
Cash and short-term investments	$ -	$ 3,128
Accounts receivable	-	89,905
Inventories	137,270	65,483
Current assets of discontinued operations	$137,270	$ 158,516
Capital assets	$ 22,283	$ 28,685
Goodwill	-	3,405,645
Other	1,500	1,500
Long-term assets of discontinued operations	$ 23,783	$3,435,830
Bank indebtedness	$ 1,207	$ -
Accounts payable	718,748	481,380
Current liabilities of discontinued operations	$719,955	$ 481,380

Capital assets related to discontinued operations consist of the following:

	Cost	Accumulated Amortization	Net carrying value 2003	Net carrying value 2002
Computer equipment	$ 39,320	$ 27,984	$ 11,336	$12,559
Furniture and equipment	26,131	15,184	10,497	15,216
Vehicles	27,393	27,393	-	910
	$ 92,844	$ 70,561	$ 22,283	$28,685

Note 23 Discontinued Operations - (cont'd)

Loss from discontinued operations is as follows:

	2003	2002
Revenue	$ 231,301	$ -
Direct expenses	99,357	-
Gross profit	131,944	-
Expenses		
Administrative and general	634,012	-
Amortization of capital assets	10,568	-
	644,580	-
Loss before other item	(512,636)	-
Other item:		
Write-down of goodwill	(3,405,645)	-
Loss from discontinued operations	$(3,918,281)	$ -

Note 23 Discontinued Operations - (cont'd)

Cash flows from discontinued operations are as follows:

	2003	2002
Operating Activities		
Net loss for the year	$(3,918,281)	$ -
Items not involving cash:		
Amortization of capital assets	10,568	-
Write-off of marketable securities	1,150	-
Write-down of goodwill	3,405,645	-
Changes in non-cash working capital balances consist of:		
Accounts receivable	89,905	-
Inventories	(71,787)	-
Accounts payable and accrued liabilities	237,366	-
	(245,434)	-
Financing Activities		
Bank indebtedness	1,207	-
Advances from parent company	246,414	-
	247,621	-
Investing Activity		
Acquisition of capital assets	(4,165)	-
Decrease in cash during the year	(1,978)	-
Cash, beginning of the year	1,978	-
Cash, end of the year	$ -	$ -

Note 24 Comparative Figures

Certain of the comparative figures have been restated to conform with the current years presentation.

Note 25 Subsequent Events

Subsequent to June 30, 2003:

i) the Company entered into a Stock and Note Transfer Agreement with Pan Pacifica Ltd. ("Pan Pacifica") Pursuant to the agreement, effective as of August 20, 2003, the Company will transfer all of the outstanding shares of Datadesk, a wholly-owned subsidiary of the Company, and a promissory note payable to the Company made by Datadesk in the principal amount of $1,000,000, together with the related security interest in the assets of Datadesk to Pan Pacifica. The agreement was entered into simultaneously with a settlement agreement between the Company and its former officer.
The transfers to Pan Pacifica pursuant to the Transfer Agreement were partial consideration for the release of its former officer of the Company and certain other related parties from any claims that the former officer may have had against them as of the date of the settlement agreement. The Company also released the former officers from any claims it may have had against him as of the date of the settlement agreement. In connection with the settlement, the

Company will also transfer immediately available funds in the amount of $151,020 to Pan Pacifica;

ii) the Company received $824,357 pursuant to a private placement at $0.08 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant and $0.15 entitles the holder thereof to acquire one additional common share;

iii) the Company and a subsidiary were served with a complaint filed with the Superior Court of the State of Washington for $140,443 with respect to an unpaid account. The Company has provided for $104,040, which is included in current liabilities of discontinued operations. The Company has retained legal representation to contest this matter;

iv) the Company and a subsidiary received a summary judgement against them dated September 12, 2003 for $93,912 plus interest for an unpaid account. This amount has been provided for in the current liabilities of discontinued operations.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

EXECUTIVE OFFICERS AND DIRECTORS

NAME	AGE	POSITION
Michel Berty	64	Chairman, Chief Executive Officer, President and Director
William Moore	35	Chief Financial Officer
Christopher Farnworth	53	Executive Vice-President
David Angus	66	Director
Allan Gibbins	55	Director
Gerard Munera	67	Director
Ken Taylor	61	Director
Elaine Bloom	66	Director
Wayne Taylor	51	Director

Each director is elected to hold office until the next annual meeting of stockholders and until his successor is elected and qualified. Our directors receive (CDN) $1,000 for their attendance at each board meeting and (CDN) $500 for each telephonic board meeting. It was resolved at a board meeting on September 18th 2003 in New York City that the directors would waive their fees until further notice . All officers serve at the discretion of the Board of Directors subject to the terms and conditions of their agreements with the Company as approved by the Compensation Committee.

Kenneth Barr was a Director from September 29, 2000 and Chief Executive Officer from July 15 2000. On May 1, 2002, Mr. Barr was appointed as President and held these offices until his death on June 2nd 2003. As a result Michel Berty was asked by the board to hold the dual offices of Chairman and CEO. Michel Berty has been a Director since April 24, 2002. Mr. Berty was the Chairman and CEO of Cap Gemini USA from 1992 until he retired in April 1998. Mr. Berty is currently president of M B Y Consultants which provides services to the Information Technology industry. Mr. Berty also acts as a director for Merant Plc. (NASDAQ), Sapiens (NASD), iGate Capital Corp (NASDAQ), Dataraid (OTC); NetGain (OTC); Aserop S.A. resigned(France) and Dust S.A. (France). Mr. Berty was educated at La Sorbonne in Paris France, where he received his Ph.D. in physics and an MBA.

Wayne Taylor served as Chief Financial Officer from 3rd March 2003 until the subsequent appointment of William Moore September 1st 2003. Mr Taylor continues to serve the board as a director and is president of FGH Insurance Agencies Ltd and has developed both creditor insurance and specialist products for some of the largest banks. Mr Taylor has held a senior management position with an international financial institution. AS the international database representative for OKRA, Mr Taylor successfully sold their software to major financial institutions. Mr Taylor's most recent success was the introduction of internet insurance products for a world leader in sports training.

Christopher D. Farnworth has been our Executive Vice President in charge of Corporate Development since March 2002. From December 2001 through February, 2002, Mr. Farnworth was a consultant to the Company. From 1993 through December 2001, Mr. Farnworth was Chief Operating Officer, Vice President and Director of Nostrad Telecommunications Pte of Singapore and as of September 1997 Nostrad Telecommunications Inc. Nostrad and provided wireless cable, and internet solutions to developing countries. From 1998 to 2002, Mr. Farnworth was a Director of the Wireless Communications Association International ("WCAI"), a non-profit trade association that represent companies worldwide in the field of wireless broadband services over fixed terrestrial platforms. Mr. Farnworth served on the Boards of Rystar Communications from March 1999 to September 2001, and on Pinewood Resources Ltd. from July 1999 to November 2001.

The Honorable W. David Angus has been a Director since November 6, 2000. He has practiced law with the law firm of Stikeman Elliott since February 1963. He was appointed Queens Counsel in December 1984. He is a senior partner and head of the Shipping and Insurance Department in the Montreal office. Senator Angus was summoned to the Senate of Canada in 1993. Senator Angus is a member of the Standing Senate Committee on "Banking, Trade and Commerce" and a member of the Standing Senate Committee on "Transport and Communications." Senator Angus is a Member of the Montreal, Quebec and Canadian Bar Associations. He is Honorary Life Member of the Canadian Maritime Law Association, of which he was the President from 1989 to 1992. Senator Angus also serves as a Governor of the International Maritime Law Institute, Malta. He is an Associate Member and Past Chairman of the Association of Average Adjusters of Canada. He is also an Associate Member of the U.K., and U.S. Associations of Average Adjusters and of the Canadian Board of Marine Underwriters. Senator Angus serves on the Board of

Directors of Air Canada, AON Reed Stenhouse Inc, Eastern Canada Towing Limited, Eastern Canadian Tug Owners Association, Madeg Holdings Inc, Nymox Pharmaceutical Corporation (non-executive Chairman) Systech Retail Systems Inc, AutoSkill International Inc. and 3DVisit.com Inc. (non-executive Chairman).

Allan Gibbins has been a Director since November 6, 2000. Mr. Gibbins was interim Vice President, General Manager beginning in June 1992 and was appointed President and Chief Executive Officer of Hubbell Canada Inc., a subsidiary of Hubbell Incorporated, in September 1993. He is the Chairman of the Electrical, Electronic Manufacturers Association of Canada (EEMAC). From September 1988 to May 1992, Mr. Gibbins was Vice President and General Manager of Nutone Electrical Inc. Prior to that he held senior management positions with duPont Canada Inc. for 16 years. He also was a Director of DSI Datotech Systems Inc. since December 2000 until July 2002.

Gerard E. Munera has been a Director since June 26, 2001. Since 1995, Mr. Munera has been Managing Director of Synergex Group Partnership, a Connecticut general partnership, with majority participations since 1996 in Arcadia, a manufacturer of low-rise curtain walls, store-fronts and office partitions, and in Estancia El Olmo, a large cattle ranch. From 1994-1996, Mr. Munera was Chairman and CEO of Latin American Gold Inc., a junior gold exploration and mining company with activities in Ecuador and Venezuela. From 1991-1994, Mr. Munera was president and CEO of Minorco (USA), a diversified natural resources group with interests in base and precious metals, industrial minerals, oil and gas, chemicals and fertilizers, in both the U.S. and Canada.

Elaine Bloom was appointed director in July 8, 2003. Rep. Bloom has served in the Florida legislature for more than 18 years serving on many important committees and subcommittees and authoring more than 100 major laws. Rep Bloom's career has also included being a radio talk show host, government relations consultant, and fundraiser. Rep Bloom has served on the boards of ANDRX and been general partner of the South Florida Broadcasting Corporation.

Ken Taylor has been a Director since May 10, 2002. Mr. Taylor has been active as an independent consultant to clients on issues of political risk, international marketing and strategic accommodation with government. Mr. Taylor serves as the Chairman of Global Public Affairs, Inc., Chancellor of Victoria University of the University of Toronto, and serves as a director for several companies. Mr. Taylor was the former Canadian Ambassador to Iran, and consequently earned the Congressional Gold Medal from the United States, and the Official Order of Canada. Mr. Taylor earned an MBA from the University or California (Berkeley).

CERTAIN LEGAL PROCEEDINGS

To the knowledge of the Company, there are no material proceedings, other than relating to the settlement reached with Edinburgh Investments LLC settled on August 29th 2003 and described in Section I, item iii to which any director, executive officer or affiliate of the Company, owner of record or beneficially of more than 5% of any class of voting securities of the Company or any associate of any such director, executive officer or affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons that no other reports were required for those persons, we believe that, during the period from July 1, 2002 through June 30, 2003, all filing requirements applicable to its officers, directors, and greater than ten percent beneficial owners were complied with.

ITEM 10. EXECUTIVE COMPENSATION

Compensation in excess of $100,000 for the fiscal year ended June 30, 2003 was received by only to the executive officers below.

The following table sets forth, for the fiscal year ended June 30, 2003, compensation awarded to, earned by, or paid to those officers.

		Annual Compensation			Long Term Compensation Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compen-sation ($)
Ken Bar President and Chief Executive Officer	2003	$187,800	-	-	-	1,500,000	-	-
Chris Farnworth Executive Vice President	2003	$126,000	-	-	-	250,000	-	-

OPTION/SAR GRANTS IN LAST FISCAL YEAR
{INDIVIDUAL GRANTS}

The following table below contains certain information concerning stock options/SARs granted to our executive officers during the fiscal year ended June 30, 2003:

Name	Number of securities underlying options/SARS granted	%age of total options/SARs granted to employees in fiscal year	Exercise or base price ($/share)	Expiration Date	Market price on Date of Grant
Ken Barr	500,000	8%	$0.11	Apr 29/04	$0.11
Ken Barr	1,000,000	16%	$0.11	May 1/04	$0.11
Michel Berty	400,000		$0.11	Apr 28/04	$0.12
Chris Farnworth	250,000		$0.11	Apr 28/04	$0.12
Wayne Taylor	450,000		$0.11	Apr 28/04	$0.12

AGGREGATED OPTION/SAR EXERCISES DURING THE FISCAL YEAR-ENDED JUNE 30, 2002
AND FISCAL YEAR-END OPTION/SAR VALUES

The following table sets forth certain information concerning the number and value of securities underlying exercisable and unexercisable stock options/SARs as of the fiscal year ended June 30, 2003 by the Company's executives.

Shares acquired on Exercise	Number of securities underlying unexercised options/SARS at fiscal year-end	Value of Unexercised in-the-money options/SARS at Fiscal Year-End($) *
Value		

Name	Number	realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Ken Barr	340,909	$37,500	409,091			
Wayne Taylor	450,000	$49,500	450,000			

* The closing price for our common stock on June 30, 2002 was $0.11 per share.

In 2002 we granted Mr. Barr options to purchase 1,000,000 shares of our common stock as an inducement to his employment. After Mr Barr's death in June 2003 Mr Michel Berty was appointed as chairman and CEO. He was awarded a salary of $180,000 per annum and a grant of 400,000 options.

Christopher Farnworth is employed as our Executive Vice President -- Corporate Development under an agreement which expires in December 2003. His base annual salary is $126,000. He was awarded 250,000 options.

Wayne Taylor employed as Chief Financial Officer until September 2003, he received a salary of 7,500/month and was awarded 450,000 options. William Moore was subsequently appointed Chief Financial Officer in September 2003 and receives a salary of $6000/month, 300,000 share signing bonus deliverable in January 2004 and 200,000 options.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth as of September 20, 2002, the beneficial ownership of our common stock, our only class of voting securities, by (i) each person who is known to be the beneficial owner of more than 5% of our common stock, (ii) each of our directors, (iii) executive officers listed in the Compensation Table and (iv) all our officers and directors as a group. As of September 20, 2002, we had outstanding 117,601,248 shares of common stock.

Name and address of beneficial owner	Amount and nature of beneficial ownership (1)	Percent of Class
Kenneth Barr PO Box 56, RR4 Havelock, ON, Canada	1,159,091 (2)	1.4%
W. David Angus 1155 Rene Levesque Blvd. Montreal, PQ, Canada	250,000 (3)	*
Allan Gibbins 212 Westridge Drive Kleinberg, ON Canada	250,000 (4)	*
Gerard E. Munera 16 Old Mill Road Greenwich CT	10,830,000 (5)	9.2%
Gesture Recognition Technologies International Limited c/o CIBC Trust and Merchant Bank	37,000,000	31.5%
(Barbados) Limited Bank Warrens Street, Michael's Bar, Barbados		
Michel Berty PO Box 466 Sayres Avenue Wainscroft, New York	3,790,000 (6)	3.2%
Ken Taylor 1775 York Avenue, Apt. 29H New York, New York	250,000 (7)	*
Chris Farnworth 1410 - 1030 West Georgia St Vancouver, BC, Canada	3,440,000 (8)	2.9%
David Alexander 1410 - 1030 West Georgia St Vancouver, BC, Canada	660,000 (9)	*
Steve Henry 1410 - 1030 West Georgia St	730,000 (10)	*

Vancouver, BC, Canada		
Robert Solomon 10598 Northeast Valley Road Bainbridge Island, Washington	3,347,454 (11)	2.1%
Maryanne Richard Suite 3, Charles Street Pleasant Valley, New York	18,250,000 (12)	15.5%
Wayne Taylor 1410 - 1030 West Georgia Street Vancouver, BC, Canada	850,000	*
All officers and directors as a group (11 persons)	43,397,454	37.0%

* Indicates less than 1%

(1) Except as otherwise noted in the footnotes to this table, the named person owns directly and exercises sole voting and investment power over the shares listed as beneficially owned by such persons. Includes any securities that such person has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.

(2) Includes 1,159,091 shares that he may acquire upon exercise of stock options prior to April 29, 2004.

(3) Represents 250,000 shares that he may acquire upon exercise of stock options prior to April 29, 2004

(4) Represents 250,000 shares that he may acquire upon exercise of stock options prior to April 29, 2004

(5) Includes 250,000 shares that he may acquire upon exercise of stock options prior to April 29, 2004

(6) Includes 250,000 shares that he may acquire upon exercise of stock options prior to April 29, 2004

(7) Represents 250,000 shares that he may acquire upon exercise of stock options prior to April 29, 2004

(8) Includes 250,000 shares that he may acquire upon exercise of stock options prior to April 29, 2004

(9) Includes 500,000 shares that he may acquire upon exercise of stock options prior to April 29, 2004

(10) Includes 450,000 shares that he may acquire upon exercise of stock options prior to April 29, 2004

(11) Includes 100,000 shares that he may acquire upon exercise of stock options prior to April 29, 2004

(12) Includes 250,000 shares that he may acquire upon exercise of stock options prior to April 29, 2004

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 9th and 13th we borrowed $100,000 from Synergex Group Partnership (of which Gerrard Munera, a director of our company, is managing director) and Michel Berty our chairman and CEO to provide short finance for the operations of Lightec. The Notes are unsecured and re-payable no later than January 31st 2004 with an interest rate of 1.5% of principal per month. We believe that the terms of these loans from Synergex and Michel Berty are as favourable to us as those which we could have obtained from an unaffiliated party.

On June 28, 2002, we borrowed $1,000,000 from Synergex Group Partnership, of which Gerard Munera, a director of our company, is managing director, to finance the acquisition of Lightec Communications, Inc. We issued a promissory note to Synergex to evidence our obligation to repay this loan. The note bears interest at 9% per annum and payment of the note is secured by the assets of Lightec. Monthly principal installments in the amount of $250,000 are payable commencing September 30, 2002. We believe the terms of this loan from Synergex are as favorable to us as those which we could have obtained from an unaffiliated party.

On June 28, 2002 in connection with the acquisition of Lightec

Communications, Inc., 4,000,000 shares of common stock were issued and a $200,000 fee was accrued to Chris Farnworth as a finder's fee, under his December 15, 2001 consultancy agreement with us.

From time to time, we have obtained advances from certain officers. From February 18, through May 24, 2002, Wayne Taylor, our chief financial officer until April 1, 2002 and a promoter of our company, advanced $72,519. On February 7, 2002, Stephen Henry, our secretary, advanced $19,167. There are no terms for the repayment of those advances.

On May 15, 2002, we sold shares of our common stock for $0.10 per share: to David Alexander, our Chief Financial Officer, 150,000 shares; Stephen Henry, our Secretary, 280,000 shares; and Wayne Taylor, a promoter of our company, 400,000 shares.

On June 29, 2001, the Company acquired all of the outstanding membership interests of Netface in exchange for 20,000,000 shares of our common stock. The assets of Netface consisted of an option to acquire an exclusive worldwide perpetual, royalty-free license to exploit the gesture recognition technology developed by DSI Datotech for video games and internet television. Netface paid $200,00 for this option, with the exercise price being $5 million, plus 20% of the Class B Membership interest in Netface. As Ken Barr (CEO of our company and advisor to DSI), Wayne Taylor (ex-CFO of our company and advisor and consultant to DSI), Stephen Henry (Secretary of our company), Allan Gibbins (Director of our company and DSI), George Gould (ex-president and ex-director of our company), and Robert Egery (ex-director of our company and COO of DSI) owned in aggregate 1,114,500 shares of DSI Datotech plus options for an additional 265,000 shares.

ITEM 13. EXHIBITS, AND REPORTS ON FORM 8 K

(a) The following exhibits are included as part of this report:

EXHIBIT NUMBER	TITLE OF DOCUMENT
2.1	List of Subsidiaries of the Registrant
3.0	Rule 13(a)-14(a)/15(d)-14(a) Certification of Principal Executive Officer
3.1	Rule 13(a)-14(a)/15(d)-14(a) Certification of Principal Financial Officer
3.2	Section 1350 Certification of Chief Executive Officer
3.3	Section 1350 Certification of Chief Financial Officer

(b) Reports on Form 8 K.

4.0 November 25, 2002 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On November 25, 2002, Moffitt & Company P.C. (the "Former Accountant") resigned as our principal accountants.

4.1 March 3, 2003 RESIGNATION OF REGISTRANT'S CHIEF FINANCIAL OFFICER David Alexander resigned as CFO of the registrant as of March 3, 2003, as per attached letter. Wayne A. Taylor has accepted the role of CFO.

4.2 August 20, 2003 ACQUISITION OR DISPOSITION OF ASSETS.

Security Biometrics, Inc. (the "Company") has entered into a Stock And Note Transfer Agreement (the "Transfer Agreement") with Pan Pacifica Ltd. ("Pan Pacifica"). Pursuant to the Transfer Agreement, effective as of August 20, 2003, the Company transferred to Pan Pacifica (i) all of the Outstanding shares of Datadesk Technologies, Inc. ("Datadesk"), previously a wholly-owned subsidiary of the Company, and (ii) a promissory note payable to the Company made by Datadesk in the principal amount of $1,000,000, together with the related security interest in the assets of Datadesk.

ITEM 14. CONTROLS AND PROCEDURES.

Our principal executive officer and principal financial officer evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on this evaluation, the Company's principal executive officer and principal financial officer have concluded that the Company's controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in this report has been recorded, processed, summarized and reported as of the end of the period covered by this report. During the period covered by this report, there have not been any significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect our internal controls.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on it behalf by the undersigned, thereunto duly authorized.

Security Biometrics, INC.

By: /s/ Michel Berty   Dated: November 14, 2003

Michel Berty
Its: Chairman of the Board of Directors and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ Wayne Taylor   Dated: November 14, 2003

Wayne Taylor
Its: Chief Financial Officer

By: /s/ David Angus   Dated: November 14, 2003

David Angus
Its: Director

By: /s/ Alan Gibbins   Dated: November 14, 2003

Alan Gibbins
Its: Director

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Lightec Communications, Corp., a New York Corporation.

Datadesk Inc, a Washington corporation.

eMedRx Inc., a British Columbia Corporation

EXHIBIT 31.1

CERTIFICATIONS

I, Michel Berty, Chief Executive Officer of Security Biometrics, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB of Security Biometrics, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on our evaluation;

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 14, 2003

/s/ Michel Berty

Chief Executive Officer

CERTIFICATIONS

I, Wayne Taylor, certify that:

1. I have reviewed this annual report on Form 10-KSB of Security Biometrics, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on our evaluation;

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 14, 2003

/s/ Wayne Taylor

Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Security Biometrics, Inc. (the "Company") on Form 10-KSB for the year ending June 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michel Berty, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that;

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ Michel Berty

Chief Executive Officer

November 14, 2003

CERTIFICATE PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Security Biometrics, Inc. (the "Company") on Form 10-KSB for the year ending June 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Wayne Taylor, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respect, the financial condition and result of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ Wayne Taylor

Chief Financial Officer

November 14, 2003

EXIHIBIT 4.0

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED) NOVEMBER 25, 2002

SECURITY BIOMETRICS, INC.

(Exact name of registrant as specified in its charter)

NEVADA	0-30711	88-0209119
(State or other jurisdiction of of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1410 - 1030 WEST GEORGIA STREET, VANCOUVER, BC, CANADA V6E 2Y3

(Address of principal executive offices (Zip Code)

Registrant's telephone number, including area code: 604-609-7749

NOT APPLICABLE

(Former name or former address, if changed since last report.)

58

ITEM 4. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

(a)(1)(i) On November 25, 2002, Moffitt & Company P.C. (the "Former Accountant") resigned as our principal accountants.

(ii) The Former Accountant's reports on the financial statements for the fiscal years ended June 30, 2001 and 2002 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii) The Audit Committee of our Board of Directors approved the resignation by the Former Accountant.

(iv)(A)During the last two fiscal years preceding the Former Accountant's dismissal, there were no disagreements with the Former Accountant, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

(B) Not applicable.

(a)(2) On December 5, 2002, we engaged Amisano Hanson Chartered Accountants (the "New Accountant") as our principal accountants to audit our financial statements. The engagement of the New Accountant was approved by the Audit Committee of our Board of Directors and by the Board of Directors

(a)(3) A letter from the Former Accountant addressed to the Securities and Exchange Commission stating that the Former Accountant agrees with the statements made by us in this report has been filed as an exhibit to this report.

Item 7. Financial Statements and Exhibits.

(a) Financial Statements.

Not applicable.

(b) Exhibits.

16.1. Letter from Moffitt & Company P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, we have duly caused this report to be signed on our behalf by the undersigned hereunto duly authorized.

SECURITY BIOMETRICS, INC.

By: /s/ David Alexander

David Alexander
Chief Financial Officer

Dated: December 9, 2002
Vancouver, British Columbia

EXHIBIT 4.1

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 3, 2003

SECURITY BIOMETRICS, INC.

(Exact name of registrant as specified in charter)

Nevada	0-30711	98-0209119
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1410-1030 West Georgia Street, Vancouver, British Columbia, Canada V6E 2Y3

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code (604) 609-7749

N/A

(Former name or former address, if changed since last report.)

61

ITEM 6. RESIGNATION OF REGISTRANT'S CHIEF FINANCIAL OFFICER

David Alexander resigned as CFO of the registrant as of March 3, 2003, as per attached letter. Wayne A. Taylor has accepted the role of CFO.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statement

Not applicable.

(b) Pro Forma Financial Information

Not applicable.

(c) Exhibits.

99 Letter of resignation of David Alexander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SECURITY BIOMETRICS, INC.

Dated: March 3, 2003
Vancouver, British Columbia
Canada

By: /s/ Wayne Taylor

Wayne Taylor
Chief Financial Officer

EXHIBIT 4.2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 20, 2003

SECURITY BIOMETRICS, INC.
(Exact Name Of Registrant As Specified In Charter)

NEVADA	0-30711	98-0209119
(State Or Other Jurisdiction Of Incorporation)	(Commission File Number)	(Irs Employer Identification No.)

1410-1030 WEST GEORGIA STREET
VANCOUVER, BRITISH COLUMBIA, CANADA V6E 2Y3
(604) 609-7749

(Address And Telephone Number Of Registrant's Principal Executive Offices)

ITEM 2. ACQUISITION OR DISPOSITION OF ASSETS.

Security Biometrics, Inc. (the "Company") has entered into a Stock And Note Transfer Agreement (the "Transfer Agreement") with Pan Pacifica Ltd. ("Pan Pacifica"). Pursuant to the Transfer Agreement, effective as of August 20, 2003, the Company transferred to Pan Pacifica (i) all of the outstanding shares of Datadesk Technologies, Inc. ("Datadesk"), previously a wholly-owned subsidiary of the Company, and (ii) a promissory note payable to the Company made by Datadesk in the principal amount of $1,000,000, together with the related security interest in the assets of Datadesk.

The Transfer Agreement was entered into simultaneously with a settlement agreement between the Company and Robert Solomon, the Company's Chief Technology Officer from June 28, 2002 through June 24, 2003. Mr Solomon was the president of Datadesk and its largest shareholder until the June 28, 2002 merger of a wholly-owned subsidiary of the Company with and into Datadesk, pursuant to which Datadesk became a wholly-owned subsidiary of the Company.

The transfers to Pan Pacifica pursuant to the Transfer Agreement were partial consideration for the release by Mr. Solomon of the Company and certain other related parties from any claims that Mr. Solomon may have had against them as of the date of the settlement agreement. The Company also released Solomon from any claims it may have had against him as of the date of the settlement agreement. In connection with the settlement, the Company also transferred to Pan Pacifica immediately available funds in the amount of $151,019.94, to be used as working capital by Pan Pacifica.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SECURITY BIOMETRICS, INC.

Date: September 4, 2003

By: /s/ Michel Berty

Michel Berty
Chief Executive Officer